As filed with the Securities and Exchange Commission on May 19, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INSPIRE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3209022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(Address of Principal Executive Offices) (Zip Code)

Executive Employment Agreement dated as of April 2, 2010

between Inspire Pharmaceuticals, Inc. and Andrew I. Koven

(Full title of the Plan)

Joseph M. Spagnardi, Esq.

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(919) 941-9777

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of Communications to:

Edward P. Bromley III, Esq.

Reed Smith LLP

136 Main Street—Suite 250

Princeton, New Jersey 08540

(609) 987-0050

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock (issuable upon exercise of stock options)	200,000 shares	$6.22	$1,244,000	$88.70
Common Stock (restricted stock units)	500,000 shares	$6.4075	$3,203,750	$228.43

(1)	In addition to the shares of common stock set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers an indeterminate number of additional shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions and anti-dilution provisions.
(2)	The registration fee has been calculated in accordance with Rule 457(h) under the Securities Act.

Page
PART I
ITEM 1. PLAN INFORMATION	I-2
ITEM 2. REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION	I-2
REOFFER PROSPECTUS	1
PART II
ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE	II-1
ITEM 4. DESCRIPTION OF SECURITIES	II-1
ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL	II-1
ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS	II-1
ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED	II-2
ITEM 8. EXHIBITS	II-3
ITEM 9. UNDERTAKINGS	II-3
SIGNATURES
EXHIBIT INDEX
EX-5.1
EX-23.1
EX-99.2
EX-99.3

I-1

Explanatory Note

Inspire Pharmaceuticals, Inc. (also “Inspire,” “we” or “us”) and Andrew I. Koven are parties to an Executive Employment Agreement dated April 2, 2010 (the “Employment Agreement”) pursuant to which we agreed to employ Mr. Koven as our Executive Vice President and Chief Administrative and Legal Officer. Pursuant to the Employment Agreement, Mr. Koven was or will be granted: (i) an option to purchase up to 200,000 shares of our common stock at an exercise price of $6.22 per share; and (ii) 500,000 restricted stock units (collectively, the “Koven Sign-On Awards”). The Koven Sign-On Awards were made as an inducement to Mr. Koven to enter into the Employment Agreement and not made pursuant to our existing equity compensation plans for directors, officers and employees.

This Registration Statement covers the shares of our common stock issuable upon the exercise of the options granted and restricted stock to be issued to Mr. Koven pursuant to the Koven Sign-On Awards.

PART I

ITEM 1.	PLAN INFORMATION.

The documents containing the information specified in this Item 1 will be sent or provided as specified by Rule 428(b)(1) under the Securities Act. In accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”) and the instructions to Form S-8, such documents are not being filed with the Commission either as part of this Registration Statement or as a prospectus pursuant to Rule 424 under the Securities Act.

ITEM 2.	REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information (a) that has been incorporated by reference in this prospectus (excluding exhibits, unless such exhibits are specifically incorporated by reference into the information which this prospectus incorporates), or (b) required to be delivered under Rule 428(b) of the Securities Act. Written requests for copies of such information should be directed to Inspire Pharmaceuticals, Inc., 4222 Emperor Boulevard, Suite 200 Durham, North Carolina 27703-8466, Attention: Joseph M. Spagnardi, Esq., Senior Vice President, General Counsel and Secretary.

In accordance with the rules and regulations of the Commission and the instructions to Form S-8, the documents pursuant to Rule 428(b) of the Securities Act are not being filed with the Commission as part of this Registration Statement or as a prospectus pursuant to Rule 424 under the Securities Act.

I-2

REOFFER PROSPECTUS

700,000 Shares

INSPIRE PHARMACEUTICALS, INC.

Common Stock

We have prepared this Reoffer Prospectus (this “prospectus”) so that Andrew I. Koven, our Chief Executive Vice President and Chief Administrative and Legal Officer, may resell shares of our common stock. Mr. Koven (the “selling stockholder”) acquired or may acquire the shares offered by this prospectus pursuant to the exercise of some or all of 200,000 stock options and the vesting of 500,000 restricted stock units granted or to be granted under his employment agreement, dated April 2, 2010.

Our common stock is quoted on the Nasdaq Global Market under the symbol ISPH. We anticipate that the selling stockholder will offer shares of common stock for resale at prevailing prices on the Nasdaq Global Market or such other market upon which our common stock may then trade on the date of sale. We will receive none of the proceeds from the sale of the common stock offered by this prospectus, but we will receive the exercise price upon exercise of the options.

This prospectus has been prepared for the purpose of registering the shares under the Securities Act to allow for future sales by the selling stockholder to the public. By selling shares of our common stock pursuant to this prospectus the selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.

An investment in our securities involves a degree of risk. You should purchase our securities only if you can afford a loss of your investment. See “Risk Factors” beginning on page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 19, 2010.

REOFFER PROSPECTUS

SUMMARY

We are a biopharmaceutical company focused on researching, developing and commercializing prescription pharmaceutical products for ophthalmic and pulmonary diseases. Our goal is to build and commercialize a sustainable portfolio of innovative new products based on our technical, scientific and commercial expertise. Our portfolio of products and product candidates include:

PRODUCTS AND PRODUCT CANDIDATES	THERAPEUTIC AREA/ INDICATION	COLLABORATIVE PARTNER (1)	CURRENT STATUS IN THE UNITED STATES

Products

AzaSite	Bacterial conjunctivitis	InSite Vision	Promoting

Elestat	Allergic conjunctivitis	Allergan	Co-promoting

Restasis	Dry eye disease	Allergan	Receiving royalty

Product Candidates in Clinical Development

Denufosol tetrasodium	Cystic fibrosis	None	Phase 3

Prolacria (diquafosol tetrasodium)	Dry eye disease	Allergan; Santen Pharmaceutical(3)	Phase 3(2)

AzaSite	Blepharitis	InSite Vision	Phase 2

INS115644, INS117548	Glaucoma	Wisconsin Alumni Research Foundation	Phase 1

(1)	See “Collaborative Agreements” in Item 1 of our Annual Report on Form 10-K for year ended December 31, 2009 (incorporated herein by reference) for a detailed description of our agreements with these collaborative partners.
(2)	In January 2010, we announced that our Phase 3 clinical trial (Trial 03-113) did not meet its primary or its secondary endpoint.
(3)	Our partner, Santen Pharmaceutical Co., Ltd has developed a different formulation of diquafosol tetrasodium, which it refers to as Diquas™ in Japan. In April 2010, Santen announced that the Japanese Ministry of Health, Labor, and Welfare (the Japanese equivalent of the FDA) granted approval for Diquas Ophthalmic Solution 3%.

AzaSite® is a topical anti-infective, in which azithromycin is formulated into an ophthalmic solution utilizing DuraSite®, a novel ocular drug delivery system. Azithromycin is a semi-synthetic antibiotic that is derived from erythromycin and since 1992, has been available via oral administration by Pfizer Inc. under the trade name Zithromax®. In April 2007, AzaSite was approved by the U.S. Food and Drug Administration, or FDA, for the treatment of bacterial conjunctivitis in adults and children one year of age and older. In August 2007, we launched AzaSite in the United States and are promoting it to eye care specialists. AzaSite is a trademark owned by InSite Vision Incorporated.

Elestat, a topical antihistamine, was developed by Allergan, Inc., or Allergan, for the prevention of ocular itching associated with allergic conjunctivitis.

Restasis is the first approved prescription product in the United States for the treatment of dry eye disease.

Restasis®, Elestat® and ProlacriaTM are trademarks owned by Allergan, Inc.

The most advanced compounds in our clinical pipeline are denufosol tetrasodium for cystic fibrosis and Prolacria for dry eye, both of which are in Phase 3 development, and AzaSite for blepharitis, which is in Phase 2 development. We receive revenue related to the promotion of AzaSite for bacterial conjunctivitis, co-promotion of Elestat for allergic conjunctivitis and royalties on Restasis for dry eye.

Corporate Information

We were incorporated in October 1993 and are located in Durham, North Carolina, adjacent to the Research Triangle Park. Our mailing address is 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703-8466 and our telephone number is (919) 941-9777.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and within the meaning of Section 21E of the Exchange Act that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors listed below and other factors presented throughout this prospectus and any other documents filed by us with the Securities and Exchange Commission.

Because the risk factors referred to below, as well as the risk factors incorporated by reference, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

An investment in our common stock involves a substantial risk of loss. You should carefully read this entire prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this prospectus. These factors include, without limitation, the risk factors listed below, as updated or supplemented by our most recent annual report on Form 10-K, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K to the extent filed, each of which are incorporated herein by reference and should be read carefully by you.

Risks Related to Product Commercialization

Failure to adequately market and commercialize AzaSite will negatively impact our revenues.

The commercial success of AzaSite will depend on a number of factors, including:

•	Acceptance by patients and physicians;

•	Effectiveness of our sales and marketing efforts;

•	Ability to differentiate AzaSite relative to our competitors’ products;

•	Ability to further develop clinical information to support AzaSite;

•	Market satisfaction with existing alternative therapies;

•	Perceived efficacy relative to other available therapies;

•	Disease prevalence;

•	Cost of treatment;

•	Pricing and availability of alternative products, including generic or over-the-counter products;

•	Marketing and sales activities of competitors;

•	Shifts in the medical community to new treatment paradigms or standards of care;

•	Relative convenience and ease of administration;

•	The manufacturer’s successful sustaining of manufacturing capability; and

•	Our ability to enter into managed care and governmental agreements on favorable terms.

We are responsible for all aspects of the commercialization of this product, including the determination of formularies upon which AzaSite is listed, manufacturing, distribution, marketing and sales. The determination of formularies upon which AzaSite is listed, the discounts and pricing under such formularies, as well as the amount of time it takes for us to obtain favorable formulary status under various plans will impact our commercialization efforts. Additionally, inclusion on certain formularies requires significant price concessions through rebate programs that impact the level of revenue that we receive. The need to give price concessions can be particularly acute where competing products are listed on the same formulary, such as the area of bacterial conjunctivitis. If AzaSite is not successfully commercialized, our revenues will be limited.

Under our agreement with InSite Vision, we are obligated to make pre-determined minimum annual royalty payments to InSite Vision. To the extent annual royalty payments actually paid to InSite Vision on our sales of AzaSite are less than the minimum annual royalty amounts established under our agreement with InSite Vision, we are obligated to pay the difference. In the event we are required to make annual minimum royalty payments, our profits with respect to AzaSite, if any, will be decreased or any losses with respect to the product will be increased. Such circumstances may result in us ceasing our commercialization of AzaSite and terminating our agreement with InSite Vision.

If Restasis is not successfully commercialized by Allergan, our revenues will be negatively impacted.

Allergan is responsible for commercializing Restasis. Accordingly, our revenues on the net sales of Restasis are dependent on the actions and success of Allergan, over whom we have no control.

Following the expiration of a use patent in August 2009, the manufacture and sale of Restasis is protected in the United States by a formulation patent that expires in May 2014. While a formulation patent may afford certain limited protection, a competitor may attempt to gain FDA approval for a cyclosporine product using a different formulation. Furthermore, following the expiration of the formulation patent in 2014, a generic form of Restasis could be introduced into the market. If and when Restasis experiences competition from a cyclosporine product, including generics, our revenues attributable to Restasis may be significantly impacted.

Other factors that could affect the commercialization of Restasis include:

•	Extent and effectiveness of Allergan’s sales and marketing efforts;

•	Satisfaction with existing alternative therapies, including generic or over-the-counter products;

•	Perceived efficacy relative to other available therapies;

•	Changes in, or the levels of, third-party reimbursement of product costs;

•	Coverage and reimbursement under Medicare Part D, state government sponsored plans and commercial plans;

•	Cost of treatment;

•	Development and FDA approval of competing dry eye products; and

•	Shifts in the medical community to new treatment paradigms or standards of care.

When a generic form of Elestat or an over-the-counter form of epinastine ophthalmic solution is introduced into the market, our agreement with Allergan to co-promote Elestat will no longer be in effect, and our revenues from sales of Elestat will be minimal.

Our Elestat co-promotion agreement with Allergan provides that unless earlier terminated, the term of such agreement will be in effect until the earlier of (i) the approval and launch of the first generic epinastine product after expiration of the FDA exclusivity period covering Elestat in the United States, or (ii) the approval and launch of the first over-the-counter epinastine product after expiration of the listing of Elestat in the FDA publication Approved Drug Products with Therapeutic Equivalence (commonly called the “Orange Book”). Following the termination of the co-promotion agreement, we will no longer have rights to co-promote Elestat. We will be entitled to receive post-termination payments from Allergan, based on any remaining net sales of Elestat for a period of 36 months. During the three successive 12-month periods immediately following the termination of the agreement, Allergan will be obligated to pay to us 20%, 15% and 10%, respectively, on any net sales of Elestat in the United States.

Subject to applicable law, competitors are permitted to submit to the FDA an ANDA for a generic version of Elestat, due to the expiration of the marketing exclusivity period for Elestat provided under the Hatch-Waxman Act on October 15, 2008.

We have been notified that Boehringer Ingelheim and Allergan received notices of Paragraph IV certifications from Apotex, Inc., Cypress Pharmaceutical, Inc., Paddock Laboratories, Inc. and Sandoz Inc. advising that each company filed an ANDA for a generic version of Elestat. Each ANDA notice alleges that the method of treatment patent related to Elestat is invalid, unenforceable and/or will not be infringed by the respective ANDA applicant’s manufacture, use, sale, or offer for sale of the drug for which the ANDA was submitted. The date of submission of the first filing to the FDA Office of Generic Drugs was October 14, 2008, according to the FDA’s website (www.fda.gov). In response thereto, Boehringer Ingelheim has filed a statutory disclaimer of all the claims contained in such patent, and accordingly, such patent is unenforceable.

The FDA’s review of an ANDA is a confidential process between the FDA and the applicable ANDA filer. We do not expect to be informed by the FDA, any ANDA filer or any other party regarding the status or timing of the review relating to any of the ANDA filings pertaining to a generic form of Elestat. The FDA may complete its review of the filed ANDAs at any time. As a result, we expect to be required to stop the co-promotion of Elestat with little, if any, advance notice. We believe it is likely that a generic form of epinastine may be launched in the second half of 2010. The loss of co-promotion revenue from Elestat will significantly impact our results of operations and cash flows.

If we do not successfully market and promote Elestat, our revenues will be negatively impacted.

Notwithstanding the expected termination of the Elestat agreement upon the launch of a generic form of Elestat, our present revenues depend, in part, upon the continued acceptance of Elestat by eye care professionals, allergists and patients. Other factors that could affect the commercialization of Elestat include:

•	Satisfaction with existing alternative therapies, including therapies requiring only one dose per day;

•	Decreases in the size of the market for topical allergic conjunctivitis products;

•	Extent and effectiveness of our sales and marketing efforts;

•	Changes in, or the levels of, third-party reimbursement of product costs;

•	Coverage and reimbursement under Medicare Part D, state government sponsored plans and commercial plans;

•	Pricing and availability of alternative products, including generic or over-the-counter products; and

•	Marketing and sales activities of competitors.

We rely on third parties to distribute and sell our products and those third parties may not perform.

We are dependent on third parties to perform or assist us in the distribution or sale of AzaSite, and are dependent on third parties, primarily Allergan, to perform or assist us in the distribution and sale of Elestat. We rely on the services of a single source, third-party distributor to deliver AzaSite to our customers. In addition to the physical storage and distribution of AzaSite, this third-party distributor maintains and provides us with information and data with regard to our inventory, AzaSite orders, billings and receivables, chargebacks and returns, among others, on which our accounting estimates are based. If third parties do not successfully carry out their contractual duties in maximizing the commercial potential of our products, we may be required to hire or expand our own staff and sales force to compete successfully, which may not be possible. If third parties or Allergan do not perform, or assist us in performing these functions, or if there is a delay or interruption in the distribution of our products, it could have an adverse effect on product revenue, accounting estimates and our overall operations.

We depend on three pharmaceutical wholesalers for the vast majority of our AzaSite sales in the United States, and the loss of any of these wholesalers would negatively impact our revenues.

The prescription drug wholesaling industry in the United States is highly concentrated, with a vast majority of all sales made by three major full-line companies: Cardinal Health, McKesson Corporation and AmerisourceBergen. Greater than 85% of our AzaSite revenues come from sales to these three companies. The loss of any of these wholesalers could have a negative impact on our commercialization of AzaSite.

It is also possible that these wholesalers, or others, could decide to change their policies and fees in the future. This could result in or cause us to incur higher product distribution costs, lower margins or the need to find alternative methods of distributing our products. Such alternative methods may not be economically or administratively feasible.

Risks Related to Manufacture and Supply

If we are unable to contract with third parties for the manufacture of active pharmaceutical ingredients required for preclinical testing, for the manufacture of drug products for clinical trials, for the large-scale manufacture of any approved products, or for the manufacture of related devices, we may be unable to develop or commercialize our drug products.

The manufacturing of sufficient quantities of new products or product candidates is a time-consuming and complex process. We have no experience or capabilities to conduct the manufacture of any of our product candidates. In order to successfully commercialize AzaSite and continue to develop our product candidates, we need to contract or otherwise arrange for the necessary manufacturing services. There are a limited number of manufacturers that operate under the FDA’s cGMP regulations capable of manufacturing for us or our collaborators. We depend upon third parties for the manufacture of active pharmaceutical ingredients, finished drug products for clinical trials, and for the manufacture of AzaSite. We expect to depend upon third parties for the large-scale manufacture of commercial quantities of any other approved product. This dependence may adversely affect our ability to develop and deliver such products on a timely and competitive basis. Similarly, our dependence on our partners to arrange for their own supplies of finished drug products may adversely affect our operations and revenues. If we, or our partners, are unable to engage or retain third-party manufacturers on a long-term basis or on commercially acceptable terms, our products may not be commercialized as planned, and the development of our product candidates could be delayed.

Under our agreement with the manufacturer of AzaSite, we are required to purchase a minimum number of units of AzaSite annually, regardless of our ability to sell AzaSite. If we are unable to sell the AzaSite that we are required to purchase, our inventory of the product will increase and the shelf life of the inventory will be adversely impacted. In such circumstances, we may be required to make price concessions to sell short-dated product or write-off and dispose of expired product, which may have an adverse affect on our AzaSite profitability.

The manufacturing processes for our product candidates have not been validated at the scale required for commercial sales. Delays in scale-up to commercial quantities and any change at the site of manufacture could delay clinical trials, regulatory submissions and ultimately the commercialization of our products. In addition, manufacturing facilities are subject to an FDA inspection to confirm cGMP compliance prior to a product candidate’s potential NDA approval as well as ongoing post-approval FDA inspections to ensure continued compliance with cGMP regulations, over which we have no control.

We depend upon a third-party vendor to manufacture the nebulizer used with denufosol with whom we have no supply agreement. This vendor is responsible for managing the manufacturing process of the nebulizer in accordance with all applicable regulatory requirements. Any manufacture or regulatory compliance problems related to the manufacture of this device or any failure on the part of the manufacturer to supply the device (including discontinuation of the nebulizer) could delay product development or adversely affect regulatory approvals of denufosol.

Reliance on a single party to manufacture and supply either finished product or the bulk active pharmaceutical ingredients for a product or product candidates could adversely affect us.

Under our agreements with Allergan, Allergan is responsible for the manufacture and supply of Restasis and Elestat. Allergan relies upon an arrangement with a single third party for the manufacture and supply of active pharmaceutical ingredients, or APIs, for each of Restasis and Elestat. Allergan then completes the manufacturing process to yield finished product.

Under our supply agreement with InSite Vision, InSite Vision is responsible for supplying us with azithromycin, the API used in AzaSite. InSite Vision, in turn, relies upon an arrangement with a single third party for the manufacture and supply of such API. We are responsible for producing the finished product form of AzaSite, which is currently manufactured by a single party. There can be no assurance that such manufacturer will be able to continue to produce sufficient quantities of finished product in a timely manner to support the commercialization of AzaSite.

In the event a third-party manufacturer is unable to supply Allergan or InSite Vision (as the case may be), if such supply is unreasonably delayed, or if Allergan or our finished product contract partner are unable to complete the manufacturing cycle, sales of the applicable product could be adversely impacted, which would result in a reduction in any applicable product revenue. In addition, if Allergan or the third-party manufacturers do not maintain cGMP compliance, the FDA could require corrective actions or take enforcement actions that could affect production and availability of the applicable product, thus adversely affecting sales.

In addition, we rely upon supply agreements with third parties for the manufacture and supply of the bulk APIs for our product candidates for purposes of preclinical testing and clinical trials. We presently depend upon one vendor as the sole manufacturer of our supply of APIs for both Prolacria and denufosol. We have entered into an agreement with such manufacturer to facilitate the transfer of the current denufosol manufacturing technology, including intellectual property, to an additional manufacturer and thus enable a two-supplier strategy for denufosol. However, we have not yet entered into an agreement with a secondary supplier for denufosol. Delays in any aspect of implementing the manufacturing process could cause significant development delays and increased costs.

It would be time consuming and costly to identify and qualify new sources for manufacture of APIs or finished products. If our vendors were to terminate our arrangement or fail to meet our supply needs we might be forced to delay our development programs and/or be unable to supply products to the market, which could delay or reduce revenues and result in loss of market share.

The third-party vendor that manufactures denufosol and the API related to both Prolacria and Santen’s Diquas does not presently have the capacity to manufacture the projected commercial quantities of API for these products.

Yamasa Corporation manufacturers the clinical supplies of denufosol, and the API (i.e. diquafosol) for Prolacria and Santen’s Diquas. We do not believe that Yamasa presently has the capacity to manufacture the projected commercial quantities of denufosol, or the API for Prolacria and Santen’s Diquas. Although we have agreements with Yamasa for the manufacture of clinical quantities, we do not have agreements with Yamasa for commercial supplies of denufosol or diquafosol and we are in the process of working to establish those agreements. We may not be able to enter into such agreements on commercially acceptable terms, if at all.

We are in discussions with another manufacturer for the purpose of establishing a secondary source of commercial supply for denufosol. To facilitate this second manufacturer, we entered into an agreement with Yamasa to acquire access to its manufacturing know-how and processes related to denufosol. Technical transfer of manufacturing capabilities, however, can be difficult. Also, we may not be able to enter into secondary supply arrangements on commercially acceptable terms, if at all. A failure to achieve sufficient commercial supply of denufosol could result in a delay in the launch of the candidate. Furthermore, if the candidate is approved, and depending on market acceptance and other competitive factors, a failure to achieve sufficient commercial supply potentially could adversely affect product sales.

On April 16, 2010, the Japanese Ministry of Health, Labor and Welfare granted approval of Santen’s application for marketing of Diquas. Subject to the terms and conditions of our agreement with Santen, we are required to supply Santen with its API requirements for Diquas for commercial use subject to receiving a forecast and firm order in compliance with the terms of the agreement. We do not have manufacturing expertise, capabilities or facilities, and rely on Yamasa to manufacture this API. We are currently in discussions with Yamasa to further assess its ability to increase capacity for the production of the API for Diquas. If Yamasa is unable to produce sufficient commercial quantities of the API for Diquas, the launch of such product could be delayed. Furthermore, depending on market acceptance and other competitive factors, an insufficient supply of the API for Diquas following its launch potentially could adversely affect product sales. Similarly, if Yamasa is unable to produce sufficient commercial quantities of the API for Prolacria, the launch of such product candidate following approval, if any, could be delayed, and insufficient supply after launch could adversely affect sales. A reduction in sales likely would reduce royalty income to us associated with each of Diquas and Prolacria. If we are unable to supply Santen with its API requirements for Diquas pursuant to the terms and conditions of our agreement, Santen may seek to pursue claims against us.

Risks Related to Product Development

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations under our license agreements, our licensors may terminate our agreements with them and seek additional remedies.

If we fail to meet payment obligations, performance milestones relating to the timing of regulatory filings, development and commercial diligence obligations, fail to make milestone payments in accordance with applicable provisions, or fail to pay the minimum annual payments under our respective licenses, our licensors may terminate the applicable license. As a result, our development of the respective product candidate or commercialization of the product would cease.

We expect to have discussions with Allergan with respect to several points of debate regarding the License, Development and Marketing Agreement, dated June 22, 2001, as amended, between Inspire and Allergan, including the status of the Prolacria development program, Inspire’s rights to Restasis royalties including co-promotion rights, and related rights and obligations of the parties under the agreement. If Inspire and Allergan can not agree to the direction of the Prolacria development program, or Restasis promotion and royalties, the parties may choose to amend the agreement or be forced to arbitrate any dispute in accordance with the terms of the agreement. Among other possible results, any resolution of the disagreements could: (i) impact our Restasis royalties; (ii) impact our Restasis co-promotion rights; (iii) impact our rights to Prolacria; or (iv) result in a termination of the agreement. As a result, the outcome of arbitration or other resolution could have a material adverse effect on our business, results of operations, cash flows and liquidity.

If the FDA does not conclude that our product candidates meet statutory requirements for safety and efficacy, we will be unable to obtain regulatory approval for marketing in the United States.

We have to conduct significant development activities, non-clinical and clinical tests and obtain regulatory approval before our product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and clinical testing of our product candidates under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Additionally, companies in the pharmaceutical and biotechnology industries, including us, have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials. Our ongoing clinical trials might be delayed or halted for various reasons, including:

•	The measure of efficacy of the drug is not statistically significant compared to placebo;

•	Patients experience severe side effects or serious adverse events during treatment;

•	Patients die during the clinical trial because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	Patients do not enroll in the clinical trials at the rate we expect;

•	We decide to modify the drug or the clinical trial protocol during testing;

•	Our commercial partners, or future commercial partners, delay, amend or change our development plan or strategy; and

•	We allocate our limited financial and other resources to other clinical and preclinical programs.

Changes in regulatory policy or new regulations as well as clinical investigator misconduct could also result in delays or rejection of our applications for approval of our product candidates. Clinical investigator misconduct that raises questions about the integrity of data in one or more applications (e.g., fraud, bribery, omission of a material fact, gross negligence) could be used by the FDA as grounds to suspend substantive scientific review of all pending marketing applications until the data in question have successfully undergone a validity assessment. Product candidates that fail validity assessments must be withdrawn from FDA review or, if the drug is an approved, marketed product, such product must be removed from the market.

Additionally, the introduction of our products in foreign markets will subject us to foreign regulatory clearances, the receipt of which may be unpredictable, uncertain and may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to fund. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval. Approval by the FDA does not ensure approval by other regulatory authorities, nor does approval by any foreign regulatory authority ensure approval by the FDA.

Since some of our clinical candidates utilize new or different mechanisms of action and in some cases there may be no regulatory precedents, conducting clinical trials and obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any commercialization of our products.

To complete successful clinical trials, our product candidates must demonstrate safety and provide substantial evidence of efficacy. The FDA generally evaluates efficacy based on the statistical significance of a product candidate meeting predetermined clinical endpoints. The design of clinical trials to establish meaningful endpoints is done in collaboration with the FDA prior to the commencement of clinical trials. We establish these endpoints based on guidance from the FDA, including FDA guidance documents applicable to establishing the efficacy, safety and tolerability measures required for approval of products. However, since some of our product candidates utilize new or different mechanisms of action, the FDA may not have established guidelines for the design of our clinical trials and may take longer than average to consider our product candidates for approval. The FDA could change its view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in clinical trial design, additional data or even further clinical trials before granting approval of our product candidates. We could encounter delays and increased expenses in our clinical trials if the FDA concludes that the endpoints established for a clinical trial do not adequately predict a clinical benefit.

We are developing denufosol as an inhaled product candidate for the treatment of cystic fibrosis. Denufosol tetrasodium is a first-in-class ion channel regulator that addresses the underlying ion transport defect in the lungs of patients with cystic fibrosis. The FDA has not published guidance on the drug approval process associated with such a product candidate. Furthermore, we are not aware of any FDA-approved product that addresses the underlying ion transport defect in the lungs of patients with cystic fibrosis. We cannot predict or guarantee the outcome or timing of our Phase 3 program for denufosol for cystic fibrosis. A significant amount of work will be required to advance denufosol through clinical testing, including satisfactory completion of additional clinical trials and other studies. We may later decide to change the focus or timing of our Phase 3 program. Our TIGER-2 clinical trial for denufosol for cystic fibrosis may not be successful or unexpected safety concerns may emerge that would negatively change the risk/benefit profile for this product candidate.

We have initiated a Phase 2 development program to evaluate the use of AzaSite for the treatment of blepharitis. The FDA has not published guidelines on the approval of a product for the treatment of blepharitis. Furthermore, to date, no prescription product has been approved by the FDA for the treatment of blepharitis. The FDA may require that we evaluate the product in relation to different primary and/or secondary clinical endpoints than those being used presently. This may require us to undertake additional Phase 2 clinical trials, which could lead to increased costs and program delays.

The FDA has not published guidelines on the approval of a product for the treatment of dry eye disease. In order to gain approval, it will be necessary to undertake at least one additional Phase 3 clinical trial in support of our NDA for Prolacria. There can be no guarantee that any such additional clinical trial would be successful or that the FDA would approve Prolacria even if such additional clinical trial was successful.

We may need to develop alternate dosing regimens for our product candidates.

In order to achieve broad market acceptance of our product candidates, we may need to develop, alone or with others, alternate dosing regimens and methods for administering our products. For example, in our current clinical trials, denufosol for the treatment of cystic fibrosis is administered by a standard nebulizer three times per day, but clinical data from our TIGER-1 clinical trial indicated that patients in that study administered the drug only 2.7 times per day, on average. Patients may prefer a smaller, more portable device or less frequent dose administration. In addition, we intend that Prolacria will be applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase preserved medication for multiple doses. Neither we nor Allergan have established a plan to develop a multi-dose formulation.

Similar challenges may exist in identifying and developing appropriate and convenient dosing and methods of administration for our other product candidates. If the number of doses, or the method of dosing, is not convenient, patients may not use our product. Furthermore, if patients use our products at a dosing level that is less than the dosing level tested in our clinical trials, the drug may not be efficacious or may be less efficacious. In such cases, the patient may look for alternative therapies.

Estimated development costs are difficult to project and may change frequently prior to regulatory approval.

The number and type of studies that may be required by the FDA, or other regulatory authorities, for a particular compound are based on the compound’s clinical profile compared to existing therapies for the targeted patient population. While all new compounds require standard regulated phases of testing, the actual type and scope of testing can vary significantly among different product candidates and as a result, creates additional complexity when estimating program costs. Factors that affect the costs of a clinical trial include:

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The number of patients required to participate in clinical trials to demonstrate statistical significance for a drug’s safety and efficacy and the number and geographical location of clinical trial sites necessary to enroll such patients;

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The time required to enroll the targeted number of patients in clinical trials, which may vary depending on the size and availability of the targeted patient population and the perceived benefit to the clinical trial participants; and

•	The number and type of required laboratory tests supporting clinical trials.

Additionally, ongoing development programs and associated costs are subject to frequent, significant and unpredictable changes due to a number of factors, including:

•	Data collected in preclinical or clinical trials may prompt significant changes, delays or enhancements to an ongoing development program;

•	Commercial partners and the underlying contractual agreements may require additional or more involved clinical or preclinical activities;

•	The FDA or other regulatory authorities may direct the sponsor to change or enhance its ongoing development program based on developments in the testing of similar compounds or related compounds;

•	Unexpected regulatory requirements, changes in regulatory policy or review standards, or interim reviews by regulatory agencies may cause delays or changes to development programs; and

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Anticipated manufacturing costs may change significantly due to necessary changes in manufacturing processes, variances from anticipated manufacturing process yields or changes in the cost and/or availability of starting materials, and other costs to ensure the manufacturing facility is in compliance with cGMP requirements and is capable of consistently producing the product candidate in accordance with established specifications submitted to the FDA.

The occurrence of any of these factors may result in significant disparities in total costs required to complete the respective development programs.

Clinical trials may take longer to complete and cost more than we expect, which would adversely affect our ability to commercialize product candidates and achieve profitability.

Clinical trials are expensive and are often lengthy. They require appropriate identification of optimal treatment regimens and relevant patient population, adequate supplies of drug product, and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	The size and availability of the relevant patient population;

•	The nature of the protocol;

•	The proximity of patients to clinical sites;

•	The eligibility criteria for the clinical trial; and

•	The perceived benefit of participating in a clinical trial.

Delays in patient enrollment can result in increased costs and longer development times. Even if we successfully complete clinical trials, we may not receive regulatory approval for the product candidate. In addition, if the FDA or foreign regulatory authorities require additional clinical trials, we could face increased costs and significant development delays.

We are conducting portions of our TIGER-2 clinical trial in Canada, Australia and New Zealand and are therefore subject to the risks and uncertainties of doing business internationally. Disruptions in communication and transportation, changes in governmental policies, and currency exchange rates, among other factors, may affect the time and costs required to complete these clinical trials.

Risks Related to Governmental Regulation

Failure to comply with all applicable regulations, including those that require us to obtain and maintain governmental approvals for our product candidates, may result in fines, corrective actions, administrative sanctions and restrictions, including the withdrawal of a product from the market.

Pharmaceutical companies are subject to significant regulation by a number of local, state, and federal governmental agencies, including the FDA. Such regulations and their authorizing statutes are amended from time to time. There are laws and regulations that govern areas including financial controls, clinical trials, testing, manufacturing, labeling, safety, packaging, shipping, distribution, post-approval safety surveillance, marketing, and promotion of pharmaceuticals, including those governing interactions with prescribers and health care professionals in a position to prescribe, recommend, or arrange for the provision of our products. Failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, corrective actions, administrative sanctions, suspensions or delays of product manufacture or distribution or both, product recalls, delays in marketing activities and sales, withdrawal of marketing approvals, and civil or criminal sanctions including seizure of product, court-ordered injunction, and possible exclusion from eligibility for federal government contracts payment of our products by Medicare, Medicaid, and other third-party payors.

After initial regulatory approval, the manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review. The FDA requires drug manufacturers and distributors to monitor the safety of a drug after it is approved and marketed. We are required to document and investigate reports of adverse events and report serious adverse events to the FDA. Additionally, the FDA encourages health professionals to report significant adverse events associated with products. The FDA may require additional clinical studies, known as Phase 4 studies, to evaluate product safety effects. In addition to studies required by the FDA after approval, we may conduct our own Phase 4 studies to explore the use of the approved drug product for treatment of new indications or to broaden our knowledge of the product. The subsequent discovery of previously unknown problems with a product’s safety or efficacy as a result of these studies or as reported in their prescribed use may result in the implementation of an FDA-required risk evaluation and mitigation strategy known as REMS, restrictions through labeling changes or withdrawal of the product from the market.

The FDA periodically inspects drug manufacturing facilities to ensure compliance with applicable cGMP regulations. Failure to comply with statutory and regulatory requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or court-ordered injunction, which could include mandatory recall of a product. Before taking such actions, the FDA may first issue one or more notices of compliance deficiencies. Such notices include inspectional observations on Form FDA-483, warning letters, and other untitled written correspondence; however, the FDA may also take action without such notice in situations of egregious noncompliance or where public safety is at risk. The FDA may also request us to take actions voluntarily or we may initiate actions ourselves such as recalls or suspension of manufacturing to ensure compliance with cGMP regulations.

Additional authority to take post-approval actions was given to the FDA under the FDA Amendments Act of 2007. The FDA is authorized to revisit and change its prior determinations if new information raises questions about our product’s safety profile. The FDA is authorized to impose additional post-marketing requirements which could result in actions such as requiring additional studies, corrective actions, fines, withdrawal of marketing approval, or any combination of such actions.

In its regulation of advertising, the FDA may issue correspondence to pharmaceutical companies alleging that its advertising, promotional materials or activities are false or misleading. Pharmaceutical advertising and promotional activity must be true, fairly balanced between benefits and risks, provide adequate risk information, and be within the labeled indications. Drug manufacturers are prohibited from promoting a product for any use that is not on the approved labeling; however, healthcare professionals are free to use the product for any use that, in the judgment of the healthcare professional, may be appropriate for any individual patient. The FDA and the Office of the Inspector General (“OIG”) in the Department of Health and Human Services (“HHS”) have the power to impose a wide array of sanctions on companies for advertising practices that are found to be false or misleading, do not include adequate risk information, or promote an off-label use and, if we were to receive correspondence from the FDA or the OIG alleging such practices, it may be necessary for us to:

•	Incur substantial expenses, including fines, penalties, legal fees and costs to conform to the FDA’s limits on such promotion;

•	Change our methods of marketing, promoting and selling products;

•	Take corrective action, which could include placing advertisements or sending letters to physicians correcting statements made in previous advertisements or promotions; or

•	Disrupt the distribution of products and stop sales until we are in compliance with the FDA’s interpretation of applicable laws and regulations.

Medicare prescription drug coverage legislation and legislative or regulatory reform of the health care system may affect our or our partners’ ability to sell products profitably.

In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could affect our ability to sell our products profitably. In the United States, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 established a voluntary Medicare outpatient prescription drug benefit under Part D of the Social Security Act. The program, which went into effect January 1, 2006, is administered by the Centers for Medicare &

Medicaid Services within HHS and is implemented and operated by private sector Part D plan sponsors. Each participating drug plan is permitted by regulation to develop and establish its own unique drug formulary that may exclude certain drugs from coverage and impose prior authorization and other coverage restrictions, and negotiate payment levels with drug manufacturers that may be lower than reimbursement levels available through private health plans or other payers. Moreover, beneficiary co-insurance requirements can vary, which could influence which products are recommended by physicians and selected by patients. The federal government can be expected to continue to issue guidance and regulations regarding the obligations of Part D sponsors under the program, and as discussed below, Congress recently enacted specific Part D changes to be implemented in the future

Allergan is responsible for the implementation of the Medicare Part D program as it relates to Restasis and Elestat and has contracted with Part D plan sponsors to cover such drugs under the Part D benefit. We are responsible for contracting with Part D plan sponsors with respect to AzaSite. There is no assurance that any drug that we co-promote or sell will be covered by drug plans participating under the Medicare Part D program or, if covered, what the terms of any such coverage will be, or that the drugs will be reimbursed at amounts that reflect current or historical payment levels. Our results of operations could be materially adversely affected by the reimbursement changes associated with Medicare prescription drug program or from changes in the formularies or price negotiations with Part D drug plans. To the extent that private insurers or managed care programs follow Medicare coverage and payment developments, the adverse effects of lower Medicare payment may be magnified by private insurers adopting similar lower payment.

Our products also can be impacted by state and federal legislative and regulatory changes in Medicaid reimbursement policy and in mandated levels of Medicaid drug rebates paid by pharmaceutical manufacturers. In March 2010, Congress passed significant health reform legislation, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, “PPACA”). The legislation is designed to expand access to affordable health insurance through subsidies, Medicaid expansion, insurance market reforms (including the development of new health benefit exchanges), financed in part through reduced federal health care spending.

Among many other things, the PPACA makes a number of significant changes affecting pharmaceutical manufacturers. For instance, the PPACA provides for increases to the minimum Medicaid rebate percentages from 15.1% to 23.1%, increased “additional rebates” for new formulations of brand name drugs, the establishment of a maximum rebate amount, and the extension of Medicaid rebates to Medicaid managed care organization utilization. In addition, the PPACA broadens the definition of “average manufacturer price,” which in turn may have the effect of increasing Medicaid rebate and Public Health Service section 340B drug discount program payment obligations. Likewise, many states are facing serious budgetary pressures that could lead to adoption of additional cost-containment measures, including provisions aimed at reducing Medicaid drug prices. There can be no assurances that new state policies will not lower Medicaid reimbursement levels for our products.

The PPACA also requires drug manufacturers to provide a 50% discount on brand-name prescriptions filled in the Medicare Part D “coverage gap.” The legislation also provides a $250 payment to Part D beneficiaries who reach the coverage gap during 2010, and mandates the gradual elimination of the coverage gap, beginning in 2011 and finishing in 2020. Moreover, the PPACA reduces Part D premium subsidies for higher-income beneficiaries, expands medication therapy management requirements, and makes a number of other revisions to Part D program requirements. In addition, the PPACA: extends the 340B program to additional entities, expands oversight of the 340B program, and increases manufacturer reporting requirements; creates an Independent Payment Advisory Board to develop recommendations to reduce Medicare spending under certain circumstances that will go into effect automatically unless Congress adopts alternative savings; expands disclosure requirements regarding drug manufacturer financial arrangements with referring physicians; and establishes a licensure pathway for generic versions of biologics. Further, beginning in 2011, manufacturers and importers of branded prescription drugs and biologics will be assessed an annual “fee” totaling $2.3 billion annually, with individual company allocation to be determined by the Secretary of the Treasury, based generally on market share. There can be no assurances that implementation of the new health reform legislation will not have an adverse impact on reimbursement and/or coverage of our products. Likewise, the potential for adoption of health care reform or other cost-control proposals on a state-by-state basis could impact our reimbursement levels and require us to develop state-specific marketing and sales approaches.

Congress also has enacted the American Recovery and Reinvestment Act, which included a major expansion of federal efforts to compare the effectiveness of different medical treatments, including pharmaceuticals, which eventually could impact Medicare and private payer coverage and payment policies. This comparative effectiveness initiative was expanded by the PPACA, and can include studies regarding the comparative clinical effectiveness of drugs. The federal government may consider additional proposals that could lead to reimbursement constraints and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the impact on our business of future legislative and regulatory changes.

We are subject to “fraud and abuse” and similar government laws and regulations, and a failure to comply with such laws and regulations, or an investigation into our compliance with such laws and regulations, or a failure to prevail in any litigation related to noncompliance, could harm our business.

We are subject to multiple state and federal laws pertaining to health care fraud and abuse. Pharmaceutical pricing, sales, and marketing programs and arrangements, and related business practices in the health care industry generally are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial, and administrative entities. Many health care laws, including the federal and state anti-kickback laws and federal and state statutory and common law false claims laws, have been construed broadly by the courts and permit government entities to exercise considerable discretion. Further, PPACA contains a number of provisions strengthening the scope of the federal laws, including making a violation the federal anti-kickback law a predicate action for violation of the federal False Claims Act. Further, PPACA provides that a person need not have actual knowledge of the anti-kickback law, among others, or a specific intent to commit a violation of the law, to be found in violation of it. The PPACA also applies the False Claims Act to payments made through new health benefits exchanges if the payments include any federal funds. In the event that government entities believed that wrongdoing had occurred, one or more of them could institute civil, administrative, or criminal proceedings which, if instituted and resolved unfavorably, could subject us to substantial fines, penalties, and injunctive and administrative remedies, including exclusion from government reimbursement programs. We cannot predict whether investigations or enforcement actions would affect our marketing or sales practices. Any such result could have a material adverse impact on our results of operations, cash flows, financial condition, and our business. Such investigations and enforcement actions could be costly, divert management’s attention from our business, and result in damage to our reputation. We cannot guarantee that measures that we have taken to prevent violations, including our corporate compliance program, will protect us from future violations, lawsuits or investigations by governmental entities or private whistleblowers. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant negative impact on our business, including the imposition of significant fines or other sanctions.

Failure to adequately ensure compliance with applicable laws and regulations may subject us to whistleblower and government actions.

In recent years, pharmaceutical companies have been the targets of extensive whistleblower actions in which the person bringing the action alleges violations of the federal civil False Claims Act or its state equivalent, including allegations that manufacturers aided and abetted in the submission of false claims. These actions have focused on such areas as pricing practices, off-label product promotion, sales and marketing practices, and improper relationships with physicians and other health care professionals, among others. The PPACA eliminates a number of jurisdictional bars to bringing a false claims action, and therefore may make it easier for whistleblowers to bring successful actions. If our relationships with health care professionals and/or our promotional or other activities fail to comply with applicable laws, regulations or guidelines, we may be subject to warnings from, or enforcement action by, regulatory and other federal or state governmental authorities. The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies and governmental authorities including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions, exclusion from government programs, product recalls or seizures, the imposition of corporate integrity agreements and deferred prosecution agreements, or other restrictions and litigation. Furthermore, there can be no assurance that we will not be subject to a whistleblower or other state or federal investigative or enforcement action at some time in the future. Even an unsuccessful challenge to our operations or activities could prove costly and divert management’s attention.

Risks Associated with Our Business and Industry

If we do not receive timely regulatory approvals of our product candidates and successfully launch such products, we may need substantial additional funds to support our expanding capital requirements.

We have used substantial amounts of cash to fund our research and development and commercial activities. Our operating expenses were approximately $36.5 million for the three months ended March 31, 2010 and approximately $129.8 million for the year ended December 31, 2009, respectively. Our cash, cash equivalents and investments totaled approximately $115.2 million on March 31, 2010. Based on current operating plans, we expect our cash and investments to provide liquidity beyond 2010.

We expect that our capital and operating expenditures will continue to exceed our revenue over the next several years as we conduct our research and development and commercial activities. Many factors will influence our future capital requirements, including:

•	The number, breadth and progress of our research and development programs;

•	The level of activities relating to commercialization of our products;

•	The ability to attract collaborators for our products and establish and maintain those relationships;

•	Achievement of milestones under our existing or future collaborations and licensing agreements;

•	Progress by our collaborators with respect to the development of product candidates;

•	Competing technological and market developments;

•	The timing and terms of any business development activities;

•	The timing and amount of debt repayment requirements;

•	The costs involved in defending any litigation claims against us;

•	The costs involved in responding to government, the Financial Industry Regulatory Authority, Inc., or other applicable investigations against us; and

•	The costs involved in enforcing patent claims and other intellectual property rights.

In addition, our capital requirements will depend upon:

•	The level of sales generated for AzaSite, Restasis and Elestat;

•	The receipt of revenue from Allergan on net sales of Restasis and Elestat;

•	The receipt of revenue from wholesalers and other customers on net sales of AzaSite;

•	The receipt or payment of milestone payments under our current collaborative agreements and any future collaborations;

•	The ability to obtain approval from the FDA for our product candidates; and

•	Payments from existing and future collaborators.

In the event that we do not receive timely regulatory approvals, we may need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products and support our on-going product commercialization and co-promotion efforts. We may seek such additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Our stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we are required to raise funds through future collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development and we may not be able to successfully commercialize any product candidate.

Our co-promotion and royalty revenues are based, in part, upon Allergan’s revenue recognition policy and other accounting policies over which we have limited or no control.

We recognize co-promotion revenue based on Allergan’s net sales of Elestat and royalty revenue based on Allergan’s net sales of Restasis, as defined in the co-promotion agreements and as reported to us by Allergan. Accordingly, our co-promotion and royalty revenues are based upon Allergan’s revenue recognition policy and other accounting policies over which we have limited or no control and the underlying terms of our co-promotion agreements. Allergan’s filings with the Commission indicate that Allergan maintains disclosure controls and procedures in accordance with applicable laws, which are designed to provide reasonable assurance that the information required to be reported by Allergan in its Exchange Act filings is reported timely and in accordance with applicable laws, rules and regulations. We are not entitled to review Allergan’s disclosure controls and procedures. All of our co-promotion and royalty revenues are currently derived from Allergan’s net sales of Restasis and Elestat as reported to us by Allergan. We are unable to provide complete assurance that Allergan will not revise reported revenue amounts in the future. If Allergan’s reported revenue amounts were inaccurate, it could have a material impact on our financial statements, including financial statements for previous periods.

Revenues in future periods could vary significantly and may not cover our operating expenses.

Our revenues may fluctuate from period to period due in part to:

•	The timing of the introduction of a generic form of Elestat;

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Fluctuations in future sales of AzaSite, Restasis and Elestat due to competition, the intensity of an allergy season, disease prevalence, manufacturing difficulties, reimbursement and pricing under commercial or government plans, seasonality, or other factors that affect the sales of a product;

•	Deductions from gross sales relating to estimates of sales returns, credits and allowances, normal trade and cash discounts, managed care sales rebates and other allocated costs;

•	The duration of market exclusivity of AzaSite and Restasis;

•	The timing of approvals, if any, for other possible future products;

•	The progress toward and the achievement of developmental milestones by us or our partners;

•	The initiation of new contractual arrangements with other companies; and

•	The failure or refusal of a collaborative partner to pay royalties or milestone payments.

Inventory levels of AzaSite held by wholesalers can also cause our operating results to fluctuate unexpectedly. Although we attempt to monitor wholesaler inventory of our products, we rely upon information provided by third parties to quantify the inventory levels maintained by wholesalers. In addition, we and the wholesalers may not be effective in matching inventory levels to end-user demand. Significant differences between actual and estimated inventory levels and product demand may result in inadequate or excessive (1) inventory production, (2) product supply in distribution channels, (3) product availability at the retail level, and

(4) unexpected increases or decreases in orders from our major customers. Any of these events may cause our revenues to fluctuate significantly from quarter to quarter, and in some cases may cause our operating results for a particular quarter to be below expectations.

If we are unable to make the scheduled principal and interest payments on our term loan facility or maintain minimum liquidity levels or compliance with other debt covenants as defined in the loan and security agreement, we may default on our debt.

As of March 31, 2010, we had net borrowings under our term loan facility of approximately $20.3 million. Our term loan facility is collateralized by substantially all of our assets, except for our intellectual property, but including all accounts, license and royalty fees and other revenues and proceeds arising from our intellectual property. Under the agreement, we are required to maintain minimum liquidity levels based on the balance of the outstanding advances. The agreement also includes a subjective acceleration clause that provides our lenders with the ability to accelerate repayment, even if we are in compliance with all conditions of the agreement, upon a material adverse change to our business, properties, assets, financial condition or results of operations. The agreement may affect our operations in several ways, including the following:

•	A portion of our cash flow from operations will be dedicated to the payment of the principal and interest on our indebtedness;

•	Our future cash flow may be insufficient to meet our required principal and interest payments;

•	We may need to raise additional capital in order to remain in compliance with the loan covenants;

•	Our ability to enter into certain transactions (including incurrences of indebtedness) may be limited; and

•	We may need to delay or reduce planned expenditures for clinical trials as well as other development and commercial activities if our current operations are not sufficient enough to service our debt.

Events of default under the loan and security agreement are not limited to, but include the following:

•	Payment default;

•	Covenant default;

•	A material adverse change in our business operations;

•	Breach of our agreements with Allergan; and

•	Judgments against us over a specified dollar amount.

In case of an uncured default, the following actions may be taken against us by the lending institutions:

•	All outstanding obligations associated with the term loan facility would be immediately due and payable;

•	Any of our balances and deposits held by the lending institutions would be applied to the obligation;

•	Balances and accounts at other financial institutions could be “held” or exclusive control could be transferred to the lending institutions; and

•	All collateral, as defined in the agreement, could be seized and disposed of.

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

We have experienced significant losses since inception. We incurred net losses of approximately $14.8 million for the three months ended March 31, 2010 and approximately $40.0 million for the year ended December 31, 2009, respectively. As of March 31, 2010, our accumulated deficit was approximately $415.2 million. We currently expect to incur operating losses over the next several years. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the timing and level of the following:

•	Commercialization activities to support AzaSite and Elestat;

•	Revenues from Restasis;

•	Regulatory approvals of our product candidates;

•	Patient demand for our products and any licensed products;

•	Payments to and from licensors and corporate partners;

•	Research and development activities;

•	Investments in new technologies and product candidates; and

•	The costs involved in defending any litigation claims against, or government investigations of, us.

To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our operations.

The current stock market and credit market conditions are extremely volatile and unpredictable. It is difficult to predict whether these conditions will continue or worsen, and, if so, whether the conditions would impact us and whether such impact could be material.

We have exposure to many different industries and counterparties, including commercial banks, investment banks and customers (which include wholesalers, managed care organizations and governments) that may be unstable or may become unstable in the current economic environment. Any such instability may impact these parties’ ability to fulfill contractual obligations to us or they might limit or place burdensome conditions upon future transactions with us. Customers may also reduce spending during times of economic uncertainty. Also, it is possible that suppliers may be negatively impacted. If such events were to occur, there could be a resulting material and adverse impact on our operations and results of operations.

We may decide to access the equity or debt markets to meet capital or liquidity needs. However, the constriction and volatility in these markets may restrict our future flexibility to do so when such needs arise. Further, recent economic conditions have resulted in severe downward pressure on the stock and credit markets, which could reduce the return available on invested corporate cash, which if severe and sustained could have a material and adverse impact on our results of operations and cash flows.

Our dependence on collaborative relationships may lead to delays in product development, lost revenues and disputes over rights to technology.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have collaboration agreements with several collaborators, including Allergan, InSite Vision and Santen. The termination of any collaboration will result in the loss of any unmet development or commercial milestone payments, may lead to delays in product development and disputes over technology rights, and may reduce our ability to enter into collaborations with other potential partners. In the event we breach an agreement with a collaborator, the collaborator is entitled to terminate our agreement with them in the event we do not cure the breach within a specified period of time, which is typically 60 or 90 days from the notice date. With respect to the Allergan collaboration, in the event we become an affiliate of a third party that manufactures, markets or sells any then currently promoted prescription ophthalmic product, Allergan will have the right to terminate our Elestat co-promotion agreement, which right must be exercised within 3 months of the occurrence of such event. If we do not maintain our current collaborations, or establish additional research and development collaborations or licensing arrangements, it will be difficult to develop and commercialize potential products. Any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market products outside North America without a collaborative partner or outside our therapeutic areas of focus. We are currently pursuing the out-licensing of certain rights related to our cystic fibrosis program. We may be unsuccessful in out-licensing this program or we may be forced to out-license this program on terms that are not favorable to us.

It may be necessary in the future for us to obtain additional licenses to avoid infringement of third-party patents. Additionally, we may enter into license arrangements with other third parties as we build our product portfolio. We do not know the terms on which such licenses may be available, if at all.

We will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for manufacturing and marketing of potential products. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our product candidates.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of products. Such disagreements could also result in litigation or require arbitration to resolve.

Failure to hire and retain key personnel may hinder our product development programs and our business efforts.

We depend on the principal members of management and scientific staff, including Adrian Adams, our President and Chief Executive Officer and a director, and Thomas R. Staab, II, our Chief Financial Officer and Treasurer. If these people leave us, we may have difficulty conducting our operations. Other than our employment agreements with Mr. Adams and Andrew Koven, we have not entered into agreements with any other officers or any other members of our management and scientific staff that bind them to a specific period of employment. Our future success will depend in part on our ability to attract, hire or appoint, and retain additional personnel skilled or experienced in the pharmaceutical industry. There is significant competition for such qualified personnel and we may not be able to attract and retain such personnel.

We may not be able to successfully compete with other biotechnology companies and established pharmaceutical companies.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. There are many companies seeking to develop products for the same indications that we are working on. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies and specialized biotechnology firms.

Most of these competitors have greater resources than we do, including greater financial resources, larger research and development staffs and more experienced marketing and manufacturing organizations. In addition, most of our competitors have greater experience than we do in conducting clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners, may not compete successfully with competitors’ existing products or products under development.

Our competitors may also develop technologies and drugs that are safer, more effective, or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. In addition, alternative approaches, such as gene therapy, in treating diseases that we have targeted, such as cystic fibrosis, may make our product candidates obsolete.

If our intellectual property protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology and to prevent others from infringing on our patents, trademarks and other intellectual property rights. Upon the expiration or loss of patent protection for a product, we or our applicable collaborative partners may lose a significant portion of sales of that product in a short period of time as other companies manufacture generic forms of the previously protected product or manufacture similar products at lower cost, without having had to incur significant research and development costs in formulating the product. Therefore, our future financial success may depend in part on our and our partners obtaining patent protection for technologies incorporated into our products. We cannot assure that such patents will be issued, or that any existing or future patents will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and we cannot assure that any such patents will not be successfully challenged in the future. If we are unsuccessful in obtaining or preserving patent protection, or if any of our products rely on unpatented proprietary technology, we cannot assure that others will not commercialize products substantially identical to those products. We also believe that the protection of our trademarks is an important factor in product recognition and in our ability to maintain or increase market share. If we do not adequately protect our rights in our various trademarks from infringement, their value to us could be lost or diminished, seriously impairing our competitive position. Moreover, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States.

Certain of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents may provide limited protection for commercial efforts in the United States, but may afford a lesser degree of protection, if any, in other countries due to their patent laws. Besides our use patents, we have patents and patent applications covering compositions (new chemical compounds), pharmaceutical formulations and processes for manufacturing our new chemical compounds. Many of the chemical compounds included in the claims of our use patents and process applications were known in the scientific community prior to our patent applications. None of our composition patents or patent applications covers these previously known chemical compounds, which are in the public domain. As a result, competitors may be able to commercialize products that use the same previously known chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. Such competitors’ activities may reduce our revenues.

Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates or technologies at any time. If we must defend a patent suit, or if we choose to initiate a suit to have a third-party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. We may be accused of patent infringement at any time. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others. Initiation of litigation may result in considerable expenditures of money and management time and may result in our patents being declared invalid. Further, we may need to participate in interference proceedings in the U.S. Patent and Trademark Office, or USPTO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, the USPTO examiners may not allow our claims in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability, we could incur significant legal fees. Lengthy and uncertain patent prosecutions, including the utilization of the appeals process, can add uncertainty, delay and expense to the process of obtaining intellectual property rights for our products, and as such may add delay and uncertainty to the development program for any such product.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

Manufacturing, marketing and sale of our products or conducting clinical trials of our product candidates may expose us to liability claims from the use of those products and product candidates. Product liability claims could result in the imposition of substantial liability on us, a recall of products, or a change in the indications for which they may be used. Although we carry product liability insurance and clinical trial liability insurance, we, or our collaborators, may not maintain sufficient insurance to cover these potential claims. We do not have the financial resources to self-insure and it is unlikely that we will have these financial resources in the foreseeable future. If we are unable to protect against potential product liability claims adequately, we may find it difficult or impossible to continue to commercialize our products or the product candidates we develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

Insurance coverage is increasingly more costly and difficult to obtain or maintain.

While we currently have insurance for our business, property, directors and officers, and our products, insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage in excess of our insurance coverage, we will be required to share that risk in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant uninsured costs associated with loss or damage that could have an adverse effect on our operations and financial position. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all.

Risks Related to Our Stock

Our common stock price has been volatile and your investment in our stock may decline in value.

The market price of our common stock has been volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•	Announcements made by us concerning results of clinical trials with our product candidates;

•	Announcements regarding the commercialization of AzaSite;

•	Announcements regarding FDA approval of Prolacria, denufosol or any of our product candidates;

•	Market acceptance and market share of AzaSite, Restasis and Elestat;

•	The timing of the introduction of a generic form of Elestat;

•	Duration of market exclusivity of AzaSite and Restasis;

•	Volatility in other securities including pharmaceutical and biotechnology securities;

•	Changes in government regulations;

•	Regulatory actions and/or investigations;

•	Changes in the development priorities of our collaborators that result in changes to, or termination of, our agreements with such collaborators;

•	Developments concerning proprietary rights including patents by us or our competitors;

•	Variations in our operating results;

•	FDA approval of other treatments for the same indication as any one of our product candidates;

•	Business development activities; and

•	Litigation.

Extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies.

Warburg is able to exercise substantial control over our business.

Warburg Pincus Private Equity IX, L.P., or Warburg, holds 22,907,488 shares of our common stock, which represented approximately 28% of our outstanding common stock as of March 31, 2010. Warburg and its affiliates may acquire the lesser of: (x) 32.5% of our voting securities on a fully diluted basis and (y) 34.9% of our then outstanding voting securities, without triggering the provisions of our stockholder rights plan. Warburg has the right to designate one person for election to our Board of Directors for so long as Warburg owns a significant percentage of our securities. Pursuant to this right, Jonathan S. Leff serves as a Class C member of the Board of Directors. Pursuant to a Securities Purchase Agreement, dated July 17, 2007, for so long as Warburg owns at least 10% of the shares of common stock issued upon the exchange of Exchangeable Preferred Stock it acquired in July 2007, it will have subscription rights to acquire a pro rata amount of future issuances of equity securities by us, subject to certain exceptions. As a result of the foregoing, Warburg is able to exercise substantial influence over our business, policies and practices.

Our existing principal stockholders hold a substantial amount of our common stock and may be able to influence significant corporate decisions, which may conflict with the interest of other stockholders.

As of March 31, 2010, our current 5% and greater stockholders (which includes Warburg) and their affiliates beneficially owned approximately 42% of our outstanding common stock. These stockholders, if they act together, may be able to influence the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as:

•	a merger or corporate combination with or into another company;

•	a sale of substantially all of our assets; and

•	amendments to our certificate of incorporation.

The decisions of these individual stockholders may conflict with our interests or those of our other stockholders.

Future sales and issuances of securities may dilute the ownership interests of our current stockholders and cause our stock price to decline.

Future sales of our common stock by current stockholders into the public market could cause the market price of our stock to fall. As of March 31, 2010, there were 82,600,235 shares of our common stock outstanding. In addition, after deducting the $115 million of common stock sold in August 2009, we retain the ability to issue and may in the future issue, up to an additional $15 million of securities, including common stock, preferred stock, debt securities, depositary shares and securities warrants, from time to time at prices and on terms to be determined at the time of sale remaining under an active shelf registration statement, which we filed with the SEC on March 9, 2007. Furthermore, we may from time to time issue securities in relation to a license arrangement, collaboration, merger or acquisition.

Up to 16,878,571 shares of our common stock are issuable upon the release of restricted stock units and/or exercise of stock options that have been, or stock options, stock appreciation rights, stock awards and restricted stock units that may be, issued pursuant to our Amended and Restated 1995 Stock Plan, or 1995 Plan, our Amended and Restated 2005 Equity Compensation Plan, or 2005 Plan, the Executive Employment Agreement, dated February 18, 2010, between Inspire and Mr. Adams, and the Executive Employment Agreement, dated April 2, 2010, between Inspire and Mr. Koven. The shares underlying existing stock options and restricted stock units and possible future stock options, stock appreciation rights and stock awards have been registered pursuant to registration statements on Form S-8.

On April 8, 2010, our Board of Directors adopted resolutions approving and authorizing amendments to our 1995 Plan and 2005 Plan, subject to the approval of the stockholders, to (i) merge the 1995 Plan into the 2005 Plan, (ii) increase the number of shares of common stock issuable under the merged plan by 8,250,000 shares, (iii) increase the maximum number of shares issuable to one person on an annual basis from 300,000 to 500,000 shares and (iv) rename the 2005 Plan the “Inspire Pharmaceuticals, Inc. Amended and Restated 2010 Equity Compensation Plan.” If approved by our stockholders at our 2010 Annual Meeting on June 3, 2010, the number of shares of our common stock reserved for issuance under any form of stock award under the amended plan will be increased by 8,250,000 shares.

If some or all of such shares are sold or otherwise issue into the public market over a short period of time, our current stockholders’ ownership interests may be diluted and the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then-current market prices. Additionally, such sales and issuances may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

Our Rights Agreement, the provisions of our Change in Control Severance Benefit Plans, the anti-takeover provisions in our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, standstill agreements, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders and may make it difficult for stockholders to replace our Board of Directors and effect a change in our management if they desire to do so.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides that if a person acquires 15% or more of our common stock without the approval of our Board of Directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our Board of Directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock. In connection with the transaction with Warburg, we and Computershare entered into a First Amendment to Rights Agreement which provides that Warburg and its affiliates will be exempt from the definition of an “Acquiring Person” under the Rights Agreement, unless Warburg or certain of its affiliates becomes the beneficial owner of the lesser of: (x) 32.5% of our voting securities on a fully diluted basis and (y) 34.9% of our then outstanding voting securities. In addition to Warburg’s ability to exercise substantial control over our business, the First Amendment to Rights Agreement could further discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. As part of the same transaction with Warburg, we entered into a standstill agreement, dated July 20, 2007, pursuant to which Warburg and certain of its affiliates agreed for three years not to increase their holdings of our common stock beyond the levels described above in the First Amendment to Rights Agreement. On August 4, 2009, we amended the standstill agreement to extend its term until August 4, 2012.

Our employees are covered under Change in Control Severance Benefit Plans which provide severance benefits in the event of a change of control that occurs prior to July 8, 2010, and in the event they are terminated after a change in control occurring on or after July 8, 2010. In addition, Mr. Adams and Mr. Koven each have an executive employment agreement with us that provides for certain severance benefits in the event of a change of control. These arrangements would increase the acquisition costs to a purchasing company that triggers the change in control provisions and as a result, may discourage, delay or prevent a change in control.

Our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws contain provisions which could discourage, delay or prevent a third party from acquiring shares of our common stock or replacing members of our Board of Directors. Our Amended and Restated Certificate of Incorporation, as amended, allows our Board of Directors to issue shares of preferred stock. Our Board of Directors can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our Board of Directors could make it difficult for a third party to acquire a majority of our outstanding voting stock.

Since management is appointed by the Board of Directors, any inability to effect a change in the Board of Directors may result in the entrenchment of management.

Our Amended and Restated Certificate of Incorporation, as amended, also provides that the members of the Board will be divided into three classes. Each year, the terms of approximately one-third of the directors will expire. Our Amended and Restated Bylaws include director nomination procedures and do not permit our stockholders to call a special meeting of stockholders. The staggering of directors’ terms of office, the director nomination procedures and the inability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the Board of Directors should they desire to do so. The director nomination requirements include a provision that requires stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. Our directors may be removed from our Board of Directors only for cause. These provisions may discourage, delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

In the ordinary course of our business, from time to time we discuss possible collaborations, licenses and other transactions with various third parties, including pharmaceutical companies and biotechnology companies. When we deem it appropriate, we enter into standstill agreements with such third parties in relation to the discussions. These standstill agreements, several of which are currently in force, typically prohibit such parties from acquiring our securities for a period of time.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval, which could discourage a third party from making a take-over offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. In connection with our prior sale of stock to Warburg, we agreed to waive Warburg’s acquisition of securities from the provisions of Section 203 of the Delaware General Corporation Law.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered by this prospectus. However, we expect to use the proceeds from the exercise of options for working capital and other general corporate purposes.

SELLING STOCKHOLDER

The shares offered by this prospectus are being registered for reoffers and resales by the selling stockholder, who has acquired or may acquire such shares pursuant to a grant of restricted stock units and the exercise of stock options. The selling stockholder named below may resell all, a portion or none of such shares from time to time.

The table below sets forth, with respect to the selling stockholder, based upon information available to us as of May 14, 2010, the number of shares of common stock beneficially owned before and after the sale of the shares offered by this prospectus; the number of shares to be sold; and the percent of the outstanding shares of common stock owned before and after the sale of the common stock offered by this prospectus.

Selling Stockholder	Number of Shares Owned Before Sale (1)(2)(3)	Percentage of Shares Owned Before Sale	Number of Shares to be Sold	Number of Shares Owned After Sale	Percentage of Shares Owned After Sale
Andrew I. Koven (Executive Vice President and Chief Administrative and Legal Officer)	700,000	*	700,000	0	*

*	Represents less than 1% of the issued and outstanding common stock.
(1)	Inspire Pharmaceuticals, Inc. and Mr. Koven are parties to an employment agreement dated as of April 2, 2010, pursuant to which we agreed to employ Mr. Koven as our Executive Vice President and Chief Administrative and Legal Officer. Pursuant to this agreement, Mr. Koven was granted an option to purchase up to 200,000 shares of our common stock at an exercise price of $6.22 per share and will be granted 500,000 restricted stock units. This summary of Mr. Koven’ employment agreement (and his related option agreement and restricted stock unit grant) is qualified in its entirety by reference to the full text of the agreements, set forth as Exhibit 10.4 to Inspire’s Current Report on Form 10-Q, filed May 4, 2010, and Exhibits 99.2 and 99.3 to Inspire’s Registration Statement on Form S-8, filed on May 19, 2010.
(2)	Of the 200,000 options to purchase common stock granted to Mr. Koven, 25% of the options vested on May 10, 2010. The remaining 75% of the options shall vest ratably over each of the 36 months following May 10, 2011.
(3)	Of the 500,000 restricted stock units to be granted to Mr. Koven, 50% of the restricted stock units will be non-forfeitable on May 19, 2010. The remaining 50% of the restricted stock units will become non-forfeitable ratably over each of the 36 months following May 10, 2011.

PLAN OF DISTRIBUTION

The shares may be sold or transferred for value by the selling stockholder, or by pledgees, donees, transferees or other successors in interest to the selling stockholder, in one or more transactions on the Nasdaq Global Market, in negotiated transactions or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling stockholder may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions). The selling stockholder, and any broker-dealers that participate in the distribution of the shares, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by individual selling stockholder will be borne by the selling stockholder.

Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a secondary distribution, or a purchase by a broker or dealer, we will file a prospectus supplement, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (a) the name of each of such selling stockholder and the participating broker-dealers, (b) the number of shares involved, (c) the price at which such shares are being sold, (d) the commissions paid or the discounts or concessions allowed to such broker-dealers, (e) where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus, as supplemented, and (f) other facts material to the transaction.

In addition to any such number of shares sold hereunder, a selling stockholder may, at the same time, sell any shares of common stock, including the shares offered by this prospectus, owned by such person in compliance with all of the requirements of Rule 144 under the Securities Act, regardless of whether such shares are covered by this prospectus.

There is no assurance that the selling stockholder will sell any or all of the shares offered by this prospectus.

We will pay all expenses in connection with the registration of shares, other than commissions and discounts of underwriters, dealers or agents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for Inspire by Reed Smith LLP.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the provisions of our certificate of incorporation or by-laws or other indemnification agreements to which we may be a party, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information that we file with the Commission at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at l-800-SEC-0330 for further information about the operation of the Public Reference Room. Our public filings are also available from commercial document retrieval services and at the Internet web site maintained by the Commission at http://www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to investors by referring them to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this document. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about us and our financial condition.

We incorporate by reference the documents listed below:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 15, 2010;

(b)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the Commission on May 4, 2010;

(c)	Current Reports on Form 8-K filed with the Commission on January 21, 2010, February 24, 2010, March 5, 2010, April 1, 2010, and May 3, 2010 (re: Item 8.01 only);

(d)	Definitive Proxy Statement on Schedule 14A filed with the Commission on April 23, 2010; and

(e)	The description of our common stock contained in the section entitled “Description of Securities” in the prospectus forming part of our Registration Statement on Form S-1, as amended (File No. 333-31174), and any amendments to such Registration Statement filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.

All documents we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Exchange Act shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents. Any statement contained in a previously filed document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus modifies or supersedes such previous statement and any statement contained in this prospectus shall be deemed to be modified or superseded to the extent that a statement in any document subsequently filed, which is incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this prospectus (excluding exhibits, unless such exhibits are specifically incorporated by reference into the information which this prospectus incorporates). The mailing address of our principal executive offices is Inspire Pharmaceuticals, Inc., 4222 Emperor Boulevard, Suite 200 Durham, North Carolina 27703-8466, and our telephone number is (919) 941-9777. Written requests for copies of such information should be directed to Inspire Pharmaceuticals, Inc., 4222 Emperor Boulevard, Suite 200 Durham, North Carolina 27703-8466, Attention: Joseph M. Spagnardi, Esq., Senior Vice President, General Counsel and Secretary.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents filed by us with the Commission are hereby incorporated by reference in this Registration Statement:

(a)	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Commission on March 15, 2010;

(b)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, filed with the Commission on May 4, 2010;

(c)	Current Reports on Form 8-K filed with the Commission on January 21, 2010, February 24, 2010, March 5, 2010, April 1, 2010, and May 3, 2010 (re: Item 8.01 only);

(d)	Definitive Proxy Statement on Schedule 14A filed with the Commission on April 23, 2010; and

(e)	The description of our common stock contained in the section entitled “Description of Securities” in the prospectus forming part of our Registration Statement on Form S-1, as amended (File No. 333-31174), and any amendments to such Registration Statement filed subsequently thereto, including all amendments or reports filed for the purpose of updating such description.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold will be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this Registration Statement.

ITEM 4.	DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) enables a corporation in its certificate of incorporation to limit the personal liability of its directors for violations of their fiduciary duty of care. Accordingly, Article Nine of our amended and restated certificate of incorporation states that a director will not be personally liable to the company or to our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is prohibited under the DGCL as in effect when such liability is determined. Subsection (b)(7) of Section 102 of the DGCL states that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended, then the liability of a director will be eliminated or limited to the fullest extent permitted by the amended DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification will be made, however, in respect to any claim, issue or matter as to which that person is adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which that action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or such other court deems proper.

Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, that person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him; that the indemnification provided by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. The determination of whether indemnification is proper under the circumstances, unless made by a court, is determined by: (a) a majority of the disinterested members of the board of directors or board committee; (b) independent legal counsel (if a quorum of the disinterested members of the board of directors or board committee is not available or if the disinterested members of the board of directors or a board committee so direct); or (c) the stockholders.

Section 145 also empowers us to purchase and maintain insurance on behalf of our directors or officers against any liability asserted against them or incurred by them in any such capacity or arising out of their status as our directors or officers whether or not we would have the power to indemnify them against the liabilities under Section 145. We currently carry liability insurance for the benefit of our directors and officers that provides coverage for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act or any actual or alleged employment practices violation; with respect to the company, any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act by the company, but solely in regard to a securities claim; written demand for monetary, non-monetary or injunctive relief; civil, criminal, administrative or regulatory proceedings; and civil, criminal, administrative or regulatory investigation of an insured person once such person is identified in writing and after the service of a subpoena. Under the policy, a securities claim means a claim alleging a violation of any federal, state, local or foreign regulation, rule or statute regulating securities. A securities claim does not include administrative or regulatory proceedings or investigations against the company unless a claim is continuously made against an insured person. Under the policy, an employment practices claim includes actual or alleged wrongful dismissal, discharge or termination of employment, harassment, discrimination, retaliation, employment related misrepresentation, employment related libel, slander, humiliation, defamation or invasion of privacy, wrongful failure to employ or promote, wrongful deprivation of career opportunity, wrongful demotion or negligent employee evaluation, and wrongful discipline. Among other exclusions, our current policy specifically excludes coverage for: pending and prior litigation, including any administrative or regulatory proceeding or investigation prior to February 23, 1998; profit or advantage not legally entitled to, deliberate criminal or fraudulent acts (subject to judgment or final adjudication establishing such act was committed); bodily injury or property damage claims, including libel, slander, defamation, emotional distress; violations of ERISA; indemnifiable pollution claims; outside directorship positions, except for non-profit entities upon specific written request; claims alleging failure or omission to effect or maintain adequate insurance; claims that are brought by or on behalf of the company or an insured person (such exclusion does not apply to: claims that are brought totally independent of the company or any director or officer; claims for contribution or indemnity; employment practices claims; claims brought in a bankruptcy proceeding; claims brought by former directors and officers after 4 years); and professional errors and omission exclusion, except for securities claims for mismanagement.

Article Ten of our amended and restated certificate of incorporation requires that we indemnify, to the fullest extent permitted by the DGCL, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the company, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Any amendment or repeal of Article Ten of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer with respect to any act or omission of such director or officer occurring prior to such amendment or repeal.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8.	EXHIBITS.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

5.1	Opinion of Reed Smith LLP

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

24	Power of Attorney (included in the signature page).

99.1	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Andrew I. Koven, effective as of April 2, 2010 (Incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2010).

99.2	Stock Option Agreement by and between Inspire Pharmaceuticals, Inc. and Andrew I. Koven, effective as of May 10, 2010.

99.3	Form of Restricted Stock Unit Agreement by and between Inspire Pharmaceuticals, Inc. and Andrew I. Koven, effective as of May 19, 2010.

ITEM 9.	UNDERTAKINGS.

(a) The Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Inspire Pharmaceuticals, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on this 19th day of May, 2010.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Thomas R. Staab, II
Thomas R. Staab, II
Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas R. Staab, II, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on this May 19, 2010:

Name	Title

/s/ Adrian Adams	President and Chief Executive Officer
Adrian Adams	(Principal Executive Officer) and Director

/s/ Thomas R. Staab, II	Chief Financial Officer and Treasurer
Thomas R. Staab, II	(Principal Financial and Accounting Officer)

/s/ Kenneth B. Lee, Jr.	Chairman of the Board of Directors
Kenneth B. Lee, Jr.

/s/ Kip A. Frey	Director
Kip A. Frey

/s/ Alan F. Holmer	Director
Alan F. Holmer

/s/ Nancy J. Hutson	Director
Nancy J. Hutson

/s/ Jonathan S. Leff	Director
Jonathan S. Leff

/s/ Richard S. Kent	Director
Richard S. Kent

/s/ George B. Abercrombie	Director
George B. Abercrombie

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Reed Smith LLP

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Reed Smith LLP (included in Exhibit 5.1).

24	Power of Attorney (included in the signature page).

99.1	Executive Employment Agreement between Inspire Pharmaceuticals, Inc. and Andrew I. Koven, dated as of April 2, 2010 (Incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2010).

99.2	Stock Option Agreement by and between Inspire Pharmaceuticals, Inc. and Andrew I. Koven, effective as of May 10, 2010.

99.3	Form of Restricted Stock Unit Agreement by and between Inspire Pharmaceuticals, Inc. and Andrew I. Koven, effective as of May 19, 2010.